Exhibit 99.3

POSTMEDIA NETWORK CANADA CORP.

(the “Company”)

CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

This Code of Business Conduct and Ethics (“Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but sets out basic principles to guide all directors, officers and employees of the Company or any of its subsidiaries or affiliates1 (collectively, “Postmedia Network”) and other persons in similar relationships with Postmedia Network, such as contractors or consultants (collectively, with the directors, officers and employees of Postmedia Network, “Postmedia Personnel”). Postmedia is committed to maintaining the highest standards of honesty, integrity and ethical conduct. All Postmedia Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code also should be provided to and followed by Postmedia Network’s agents and representatives, including advisors.

All Postmedia Personnel that are vice president level or above, and any other employees requested by the Company from time to time, are required to read and confirm their agreement and compliance with this Code annually.

While this Code does not provide specific guidance on all situations Postmedia Personnel may encounter at work, the importance of Postmedia Network’s reputation should be kept in mind and Postmedia Personnel should not do or condone any activity that could damage it. When encountering a difficult situation, Postmedia Personnel should ask themselves the following questions:

•	Is this legal?

•	Is this fair and ethical?

•	Am I confident that Postmedia Network would not be embarrassed if this situation became public knowledge?

•	Would I approve of this situation if I were a co-worker, a customer or a shareholder?

Postmedia Personnel should be able to answer “Yes” to each question, and should use their best judgment and common sense, keeping in mind that they are required to comply with both the content and spirit of this Code.

If a law conflicts with a policy in this Code, Postmedia Personnel must comply with the law. If a local custom or policy conflicts with this Code, Postmedia Personnel must comply with this Code. If you have any questions about these conflicts, you should ask your department head or the Executive Vice President, Legal and General Counsel how to handle the situation.

Postmedia Personnel who violate the standards in this Code will be subject to disciplinary action, which could include, alone or in combination, a warning or letter of reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of their employment,

[1]

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). A company is an affiliate of another company if either one of them is the subsidiary of the other company or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

including for cause, or other relationship with Postmedia Network. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

PURPOSE

The purpose of this Code is to:

•	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

•	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that Postmedia Network files with, or submits to, the securities regulators and in other public communications made by Postmedia Network;

•	Promote compliance with applicable laws, rules and regulations;

•	Promote the prompt internal reporting to an appropriate person of violations of this Code;

•	Promote accountability for adherence to this Code;

•	Provide guidance to Postmedia Personnel to help them recognize and deal with ethical issues;

•	Provide mechanisms to report unethical conduct; and

•	Help foster Postmedia Network’s culture of honesty and accountability.

LEGAL COMPLIANCE

Compliance with Laws, Rules, Regulations and Policies (including Insider Trading Laws and Timely Disclosure)

Postmedia Personnel are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

Postmedia Personnel are required to comply with the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

Postmedia Personnel must cooperate fully with those (including the Executive Vice President & Chief Financial Officer and Executive Vice President & General Counsel) responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Postmedia Personnel should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

FRAUD

Postmedia Network has adopted the following provisions related to fraud to ensure consistent and effective investigation, reporting and disclosure of fraud occurrences within or related to Postmedia Network. These provisions apply to any suspected fraud involving Postmedia Personnel as well as shareholders, consultants, vendors, contractors, customers and any other parties with a business relationship with Postmedia Network.

Fraud is defined as the intentional, false representation or concealment of facts for the purpose of personal gain or inducing another to act upon it to his, her or its injury or financial loss. Actions constituting fraud include, but are not limited to:

•	Forgery or alteration of any document or account belonging to Postmedia Network

•	Forgery or alteration of a cheque, bank draft, or any other financial document

•	Theft of funds, securities, supplies or other assets (including those procured pursuant to contra arrangements)

•	Impropriety in the handling or reporting of money or financial transactions

•	Profiteering as a result of insider knowledge of Postmedia Network activities

•	Providing or accepting gifts or material value to/from customers, contractors, vendors or other persons doing or attempting to do business with Postmedia Network that are intended to influence a business decision or selection process.

•	Destruction, removal or inappropriate use of Postmedia Network records, property, fixtures and equipment

•	Any similar or related inappropriate conduct

The prevention, detection and reporting of fraud is the responsibility of all Postmedia Personnel. Management employees are further expected to be familiar with the types of improprieties that might occur within their areas of responsibility and be alert for any indication of fraud or irregularity.

Fraud, in any form, will not be tolerated. This includes acts of fraud committed against Postmedia Network as well as acts committed against outside parties for the benefit of Postmedia Network. Postmedia Network will pursue full recovery of all losses resulting from an act of fraud.

Postmedia Personnel who detect or suspect a fraud has occurred must report the incident immediately. Specific procedures for the confidential reporting of an incident are provided in the Company’s Whistleblower Policy.

Any employee who suspects dishonest or fraudulent activity should not attempt to personally conduct investigations or interviews/interrogations related to any suspected fraudulent act or contact the suspected individual in an effort to determine facts or demand restitution. All information received will be treated confidentially to the extent possible while still allowing a full investigation to be conducted into the suspected fraud. Postmedia Network reserves the right to pass on any information to the proper law enforcement agency in order that such entity may determine whether criminal charges are warranted. All Postmedia Personnel involved in an investigation of suspected fraud or irregularity maintain their rights, privileges and protections afforded to them through applicable law, Postmedia Network policies and collective agreements.

THIRD PARTY RELATIONSHIPS

Conflict of Interest

Postmedia Personnel are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of Postmedia Network.

“Conflicts of interest” arise where an individual’s private interests interfere in any way with the interests of Postmedia Network. A conflict of interest can arise when Postmedia Personnel take actions or have interests that may make it difficult for them to perform their work for Postmedia Network objectively and effectively. Such conflicting loyalties can cause a person to give preference to personal interests in situations where corporate responsibilities should come first. Postmedia Personnel shall perform the responsibilities of their positions on the basis of what is in the best interests of Postmedia Network, free from the influence of personal considerations and relationships.

It is almost always a conflict of interest for Postmedia Personnel to work at the same time for a competitor or a person with whom Postmedia Network has a business relationship. Postmedia Personnel are not allowed to work for a competitor in any capacity, including as a consultant or board member. Avoid any direct or indirect business relationship (except on behalf of Postmedia Network) with competitors of Postmedia Network or persons with whom Postmedia Network has business relationships.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with your department head. Any Postmedia Personnel who become aware of a conflict or potential conflict should bring it to the attention of a department head and consult the procedures described below under “Compliance Procedures”.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. In some cultures, they play an important role in business relationships. However, a problem may arise when these courtesies compromise, or appear to compromise, Postmedia Network’s ability to make fair and objective business decisions or to gain an unfair advantage.

Postmedia Personnel or their immediate families shall not use their position with Postmedia Network to solicit any cash, gifts or free services from any Postmedia Network customer, supplier or contractor for themselves or their immediate family’s or friend’s personal benefit. Gifts or entertainment from others should not improperly influence Postmedia Network’s business relationship with or create an obligation to a customer, supplier or contractor. The following are guidelines regarding gifts and entertainment:

•	Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.

•	Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted.

•	Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets).

•	Invitations to golfing, fishing, sporting events or similar trips that are usual and customary for your position within Postmedia Network and the industry and promote good working relationships with customers and suppliers may be accepted provided, in the case of employees, they are approved in advance by your department head.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Postmedia Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Strict rules apply when Postmedia Network does business with governmental agencies and officials, as discussed in more detail below.

Postmedia Personnel should discuss with their department head questions regarding any gifts or proposed gifts which may be offered to them. Revenue Canada has specific guidelines on all cash gifts or near cash gifts which are considered a taxable benefit. These guidelines apply at all times and do not change during traditional gift-giving seasons.

Payments to Government Personnel

All Postmedia Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US). These Acts prohibit, among other things, offering, promising or giving (or authorizing any of those activities) anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to influence any of their acts or decisions or to obtain or retain business.

Similarly, other governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favor or other gratuity in violation of these laws would not only violate Company policy but could also be a criminal offense. Illegal payments are not to be made to government officials of any country. The Company’s Legal Department can provide guidance to Postmedia Personnel in this area.

Government Relations

Postmedia Personnel may participate in the political process as private citizens. It is important to separate personal political activity and Postmedia Network’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. Postmedia Network’s political activities, if any, shall be subject to the overall direction of the Board of Directors. Postmedia Network will not reimburse Postmedia Personnel for money or personal time contributed to political campaigns. In addition, Postmedia Personnel may not work on behalf of a candidate’s campaign while at work or at any time use Postmedia Network’s resources or facilities for that purpose unless approved by the Chair of the Corporate Governance and Nominating Committee.

No employee, director or officer may offer improper payments when acting on behalf of Postmedia Network.

Company funds must not be used to make payment or provide anything of value, directly or indirectly, in money, property, services or any other form to a government official, political party or candidate for political office in consideration for the recipient agreeing to:

1.	exert influence to assist Postmedia Network in obtaining or retaining business or secure any advantage; or

2.	commit any act in violation of a lawful duty or otherwise influence an official act.

If you are in doubt about the legitimacy of a payment to be made, refer such situations to the Chair of the Corporate Governance and Nominating Committee.

In addition, Postmedia Personnel are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

Competitive Practices

Postmedia Network firmly believes that fair competition is fundamental to the continuation of the free enterprise system. Postmedia Network complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

Antitrust or competition laws prohibit Postmedia Network from engaging in activities intended to lessen competition. Agreements with competitors to fix prices or allocate sales, customers or territories are prohibited. In addition, discussions with outsiders with respect to strategic information on topics such as pricing, subscriber lists and product development are also prohibited.

Postmedia Network will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with Postmedia Network. Postmedia Network’s policy also prohibits Postmedia Personnel from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behaviour.

Directorship

Postmedia Personnel, other than directors and officers of the Company, shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of their department head. Directors and officers of the Company shall obtain written approval of the Chairman of the Board of Directors prior to acting as directors or officers of any other corporate entity or organization. The Chairman of the Board shall obtain written approval from the Chair of the Corporate Governance and Nominating Committee prior to acting as a director or officer of any other corporate entity or organization. Directorships or officerships with such entities will not be authorized if they are considered to be contrary to the interest of Postmedia Network. Department heads or the Chairman of the Board of Directors, as applicable, may provide authorizations for directorships/officerships that are necessary for business purposes or for directorships/officerships with charitable organizations or other entities that will further Postmedia Network’s profile in the community.

Execution of Agreements

All agreements entered into by Postmedia Network must be reviewed and approved by Postmedia Personnel from the Company’s Legal Department and then be executed by the appropriate authorized signing officers. All Postmedia Personnel should abide by the Company’s Signing Policy.

INFORMATION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

Postmedia Personnel may be exposed to certain information that is considered confidential by Postmedia Network or entrusted to Postmedia Network by persons with whom Postmedia Network does business, or may be involved in the design or development of new procedures related to the business of Postmedia Network. All such information and procedures, whether or not the subject of copyright or patent, are the sole property of Postmedia Network. Postmedia Personnel shall not disclose confidential information to persons outside Postmedia Network, including family members, and should share it only with other Postmedia Personnel who have a “need to know” unless the disclosure is specifically authorized by the President & Chief Executive Officer.

Postmedia Personnel are responsible and accountable for safeguarding Postmedia Network documents and information to which they have direct or indirect access as a result of their relationship with Postmedia Network. All Postmedia Personnel should read and abide by the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

Personal information

In the course of its operations, Postmedia Network accumulates a great deal of information about its customers and employees, and has an obligation to limit the collection, access, use and disclosure of this information as outlined in the Company’s Privacy Policy. All Postmedia Personnel should read and abide by the Company’s Privacy Policy.

Financial Reporting and Records

Postmedia Network requires honest and accurate recording and reporting of information to make responsible business decisions. Postmedia Network’s accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom Postmedia Network does business. All of Postmedia Network’s financial statements and the books, records and accounts on which they are based must appropriately reflect Postmedia Network’s activities and conform to applicable legal and accounting requirements and to Postmedia Network’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained.

All Postmedia Personnel have a responsibility, within the scope of their positions, to ensure that Postmedia Network’s accounting records do not contain any false or intentionally misleading entries. Postmedia Network does not permit intentional misclassification of transactions as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period. Postmedia Personnel should read and abide by the Company’s Whistleblower Policy in the event that they become aware of any contraventions or potential contraventions to this Code.

Many Postmedia Personnel use business expense accounts, which must be documented and recorded accurately. If Postmedia Personnel are not sure whether a certain expense is legitimate, the finance group servicing their department can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. In respect of business records and all types of communications, Postmedia Personnel should ensure that all communications are professional and contain accurate information, and consider how such communications would be perceived and how they would reflect on the Company if they were released to the public. By way of example, Postmedia Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including internal and external e-mail, social media communications, informal notes, internal memos, and formal reports.

Record Retention

Postmedia Network maintains all records in accordance with laws, rules and regulations regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. Postmedia Network prohibits the unauthorized destruction of or tampering with any business records, whether written or in electronic form, where Postmedia Network is required by law, rules or regulations to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

COMPANY ASSETS

Use of Company Property

All Postmedia Personnel should endeavor to protect Postmedia Network’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Postmedia Network’s profitability. Any suspected incident of fraud or theft should be reported immediately to your department head for investigation or in accordance with the Whistleblower Policy. Postmedia Network equipment should not be used for non-Postmedia Network business, other than incidental personal use.

Postmedia Network’s assets (such as funds, products or proprietary information) may be used only for legitimate business purposes. Postmedia Network’s assets may never be used for illegal purposes.

Intellectual Property

The obligation of Postmedia Personnel to protect Postmedia Network’s assets includes Postmedia Network’s proprietary information. Proprietary information includes any confidential information, as well as Postmedia Network’s intellectual property. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks (such as logos), copyrights and exclusive photo images), business, marketing and service plans, policies and procedures manuals, designs, databases, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Postmedia Personnel cease to have a relationship with Postmedia Network.

Information Technology

Postmedia Network’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of Postmedia Network and are to be used primarily for business purposes. Postmedia Network information technology systems may be used for minor or incidental personal purposes provided that such use is kept at a minimum and is in compliance with Postmedia Network policy and this Code.

Electronic documents and messages (including voice-mail, e-mail and SMS) sent, received, created or modified by Postmedia Personnel using Postmedia Network’s information technology systems and/or accounts are considered Postmedia Network property and Postmedia Personnel should recognize that they are not “personal” or “private”. Unless prohibited by law, the Company reserves the right to access and disclose (both internally and externally) electronic documents and messages, as well as, to specify, configure and restrict its electronic systems as necessary for its business purposes. Postmedia Personnel should use good judgment and not access, send messages or store any information that they would not want to be seen or heard by others. Postmedia Personnel should read and abide by the Company’s Information Technology Policy.

WORKPLACE

A Non-Discriminatory Environment

Postmedia Network fosters a work environment in which all individuals are treated with respect and dignity. Postmedia Network is an equal opportunity employer and does not discriminate against Postmedia Personnel or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws, rules and regulations and, in addition, in accordance with the laws, rules or regulations applicable in the jurisdiction where such Postmedia Personnel are located. Postmedia Network will make reasonable accommodations for its Postmedia Personnel in compliance with applicable laws, rules and regulations. Postmedia Network is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by Postmedia Personnel.

Harassment-Free Workplace

Postmedia Network will not tolerate harassment of Postmedia Personnel, customers or suppliers in any form. Harassment includes all conduct and comment that is prohibited by legislation and includes any unwanted physical or verbal conduct that offends or humiliates Postmedia Personnel. Harassment also includes behaviour in the form of repeated and hostile conduct, verbal comments, actions or gestures based on a protected ground or which are known or should reasonably be known to be unwelcome, and which negatively affects Postmedia Personnel’s dignity or psychological and/or physical integrity, and results in a harmful work environment for Postmedia Personnel.

Sexual Harassment

Sexual harassment is illegal and all Postmedia Personnel are prohibited from engaging in any form of sexually harassing behaviour. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, sexual proposals, suggestive looks and displaying sexually suggestive visual materials.

Substance Abuse

Postmedia Network is committed to maintaining a safe and healthy work environment free of substance abuse. Postmedia Personnel are expected to perform their responsibilities in a professional manner and free from the effects of illegal drugs and/or alcohol.

Workplace Violence

The workplace must be free from violent behaviour. Threatening, intimidating or aggressive behaviour, as well as bullying, subjecting to ridicule or other similar behaviour toward fellow employees or others in the workplace will not be tolerated. Postmedia Network has a zero tolerance policy for actions, statements, or other behaviour by anyone that is, or is intended to be, violent, threatening, intimidating, disruptive, or aggressive as determined by Postmedia Network in its sole discretion.

Employment of Family Members

Employment of more than one family member at a Postmedia Network office or other premises is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Executive Vice President & Chief Financial Officer or the Executive Vice President, Human Resources. Except for summer and co-op students, indirect supervision of a family member by another family member is also discouraged and requires the prior approval of the Executive Vice President & Chief Financial Officer or the Executive Vice President, Human Resources. If allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the Executive Vice President & Chief Financial Officer or the Executive Vice President, Human Resources.

Health and Safety

Postmedia Network is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Postmedia Personnel must be aware of the safety issues and policies that affect their job, other Postmedia Personnel and the community in general. As a member of Postmedia Network, all members must participate in making the workplace a safe and healthy place to work. Upon learning of any circumstance affecting the health and safety of the workplace or the community, Postmedia Personnel must act immediately to address the situation by immediately advising their department head of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

WAIVERS OF THE CODE

Any waiver of this Code for directors or members of senior management may be made only by the Board of Directors (or a committee of the Board of Directors to whom that authority has been delegated, which is currently the Corporate Governance and Nominating Committee) and will be disclosed promptly2 if required by law or stock exchange regulation, including the filing of a material change report describing the date of waiver, the parties involved, the reasons for approving the waiver or not sanctioning the respective departure from this Code and any measures taken to address the situation. Any waiver of this Code for all other employees may be made only by the President & Chief Executive Officer.

REPORTING ANY ILLEGAL, FRAUDULENT OR UNETHICAL BEHAVIOR

[2]	The Canadian Securities Administrators consider that conduct of directors or executive officers that constitutes a material departure from the Code, whether or not sanctioned by the Board of Directors, will likely constitute a “material change” (which would require the Company to issue a press release forthwith and to file a material change report within ten days of the change).

Postmedia Network has a strong commitment to the conduct of its business in a lawful and ethical manner. Postmedia Personnel are encouraged to talk to department heads, managers or other appropriate personnel about observed illegal, fraudulent or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of Postmedia Network not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Postmedia Personnel are expected to cooperate in internal investigations of misconduct.

Specific procedures for the confidential and anonymous reporting of complaints concerning fraud, accounting, internal accounting control and auditing matters, or violations of this Code, are provided in the Company’s Whistleblower Policy.

Postmedia Confidential and Anonymous Whistleblower Hotline: 1-866-285-9520

Email reporting: post@openboard.info

Mail to:	Postmedia Network Inc.

365 Bloor Street East, 12th Floor

Toronto, Ontario, M4W 3L4

Attention: Chair of the Audit Committee

COMPLIANCE PROCEDURES

All Postmedia Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know how to deal with a situation. Since we cannot anticipate every situation that will arise, it is important that Postmedia Network have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense - if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your department head. This is the basic guidance for all situations. In many cases, your department head will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your department head’s responsibility to help solve problems.

•	Seek help from Postmedia Network resources. In the rare case where it may not be appropriate to discuss an issue with your department head, or where you do not feel comfortable approaching your department head with your question, discuss it locally with your “manager’s manager”. If that is not appropriate for any reason, contact any member of senior management.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept confidential, your anonymity will be protected. Postmedia Network does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

APPLICABLE LAW

The provisions of this Code of Business Conduct and Ethics will be modified, as and to the extent necessary, to comply with applicable laws, regulations or policies imposed by the various jurisdictions in which Postmedia Network and Postmedia Personnel operate.